FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2002

                                    Pechiney
                 (Translation of Registrant's Name Into English)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---          ---
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes     No X
                                  ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)


     Enclosed:   (i) A press release dated November 22, 2002 announcing the acquisition of Avenir Print Services (APS) by Pechiney's subsidiary, Pechiney Soplaril Flexible Europe; (ii) a press release dated December 13, 2002 announcing the reorganization of Pechiney's aluminum activities into two new sectors; and (iii) a press release dated December 16, 2002 announcing that Pechiney's subsidiary, Pechiney Rolled Products (PRP), has reached an agreement with the United Steelworkers of America Local 5668.

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                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: December 18, 2002                         PECHINEY


                                           By:  /s/ OLIVIER MALLET
                                                ------------------
                                                Name: Olivier MALLET
                                                Title:  Chief Financial Officer

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